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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2002
                                         --------

                            CHINA ENTERPRISES LIMITED
                            -------------------------
                 (Translation of Registrant's Name Into English)

      8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
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                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F  X    Form 40-F
                                        ---             ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                                Yes      No  X
                                   ---      ---


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China Enterprises Limited is furnishing under cover of Form 6-K:


EXHIBIT        DESCRIPTION

99.1           Press release dated November 13, 2002. Resignation of a Director

99.2           Press release dated November 26, 2002. Common shares started trading on the OTCBB
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                  CHINA ENTERPRISES LIMITED


                                                  By /s/ Ho Kin Cheong, Kelvin
                                                     -------------------------
                                                     Ho Kin Cheong, Kelvin
                                                     Secretary

Dated: 28th November, 2002